1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
August 26, 2024	www.integraresources.com

INTEGRA PUBLISHES 4th ANNUAL SUSTAINABILITY REPORT

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that it has published its 4th annual Sustainability Report (the "Report"), outlining the Company's strong commitment to responsible natural resource development. The Report aligns with the International Financial Reporting Standards Foundation Sustainability Accounting Standards Board ("SASB") Metals and Mining Standard and covers Integra's activities and performance from January 1, 2023 to December 31, 2023.

Highlights:

  Environment:
    Completion of advanced baseline studies for various resources related to the DeLamar Project's Mine Plan of Operations ("MPO")
    Continued a strong record of zero reportable spills in 2023 across all projects
  Social:
    Approximately US$92,000 invested into local communities through donations, sponsorships, and in-kind support, guided by the Company's Community Investment Policy
    Dedicated focus on increasing meaningful engagement with Tribal Nations
    Engagement with over 8,100 stakeholders - a record for Integra's External Affairs program
  Governance:
    Zero lost time injuries and a year-over-year improvement in incident frequency rate
    Successfully onboarded Millennial Precious Metals Corp.'s projects and facilities into Integra's environmental, social and governance ("ESG") disclosure frameworks
    Evolved from Global Reporting Initiative ("GRI") framework to the SASB Mining and Metals Standard

Jason Kosec, President, CEO and Director of Integra commented, "As Integra works to advance its two flagship development projects DeLamar and Nevada North, every member of our team contributes to our performance in ESG. We are proud of our strong track records in health & safety, environmental management, and in particular - social performance. In these critical years when a project advances through permitting, the feedback, support, and inclusion of stakeholder interests provide crucial value to the growth of the Company. With that, Integra extends our deepest gratitude to our employees, stakeholders, and host communities for their continued support and collaboration."

The 2023 Sustainability Report is available on Integra's website using the following link:

https://integraresources.com/site/assets/files/3366/2023_sustainability_report.pdf

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its two flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project, comprised of the Wildcat and Mountain View deposits, located in northwestern Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.